Series No: W493

FINAL TERMS
BARCLAYS BANK PLC

3,000,000 Warrants relating to a Basket of Indices under the Warrant Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 2nd June, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Warrants described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Warrants is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal business hours at the registered office of the Issuer and the specified office of the Principal Warrant Agent for the time being in London and copies may be obtained from such office.

References herein to numbered Conditions are to the terms and conditions of the Warrants and words and expressions defined in such terms and conditions shall bear the same meaning in this Final Terms, save as where otherwise expressly provided.

1. Issuer: Barclays Bank PLC

2. Type of Warrants:

(i) The Warrants are Index Warrants.

(ii) The Warrants are European Style Warrants.

(iii) The Warrants are Put Warrants.

(iv) The Warrants relate to a basket comprising the following:

(i) the FT-SE 100 Index ("**Index1**");

(ii) the S&P 500 Index ("**Index2**");

(iii) the Dow Jones Euro Stoxx 50 Index ("**Index3**");

(iv) the Nikkei 225 Index ("**Index4**");

(v) the Morgan Stanley Taiwan Index ("**Index5**");

(vi) the Kospi 200 Index ("**Index6**");

(vii) the Hang Seng Index ("**Index7**"); and

(viii) the Emerging Market iShare Index ("**Index8**").

(ix) Automatic Exercise does not apply.

Warrants not exercised on the Lock-In Date shall be exercised by the Principal Warrant Agent on behalf of the Warrantholders on the Final Exercise Date (any such exercise, **Warrant Agent Exercise**). Such Warrant Agent Exercise is conditional upon the Cash Settlement Amount being greater than zero. For the avoidance of doubt, if the